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SECURITIE 05036450 **SSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/04___ AND ENDING ___12/31/04___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Marketing Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freeway, Suite 200
                                        (No. and Street)

Dallas   Texas   75244
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                    (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Fred R. Cornwall___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Municipal Capital Market Group, Inc.,</u> as of <u>December 31</u>_____, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUNICIPAL CAPITAL MARKETING GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2004

MUNICIPAL CAPITAL MARKETING GROUP, INC.

CONTENTS



C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Municipal Capital Marketing Group, Inc.

We have audited the accompanying statement of financial condition of Municipal Capital Market Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Market Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2005
(except for note 6 for
which the date is
February 10, 2005)

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

ASSETS

Cash and cash equivalents	$	21,633
Receivables from broker-dealers		103,603
Prepaid expenses		9,395
Securities owned, not readily marketable		407,230
Securities owned, readily marketable		600,100
Office equipment, net of accumulated depreciation of $35,760		32,579
Goodwill		391,000
Other assets		419
	$	1,565,959

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	60,829
Stockholder's equity		
Common stock – authorized 1,000,000 shares of $.01 par value; issued and outstanding 104,903 shares		1,049
Additional contributed capital		919,773
Retained earnings		584,308
Total stockholder's equity		1,505,130
	$	1,565,959

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETING GROUP, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues

Underwriting income	$ 3,631,686
Advisory consulting income	262,674
Reimbursement income	157,969
Realized and unrealized loss on investments	(11,943)
Mutual fund income	90,493
Other income	17,975
	4,148,854

Expenses

Commissions, salary, and benefits	3,357,648
Underwriting expense	46,819
Mutual fund expense	72,412
Occupancy	68,958
Depreciation	10,433
Other	226,483
	3,782,753

Income before income taxes	366,101
State income tax expense	(21,683)
Net income	$ 344,418

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETING GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Shares	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balances at December 31, 2003	104,903	$ 1,049	$ 919,773	$ 318,190	$ 1,239,012
Distribution				(78,300)	(78,300)
Net income				344,418	344,418
Balances at December 31, 2004	104,903	$ 1,049	$ 919,773	$ 584,308	$ 1,505,130

The accompanying notes are an integral part of these financial statements.

Page 4

MUNICIPAL CAPITAL MARKETING GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities

Net income	$	344,418
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on stock warrants		10,136
Gain/loss on sale of property, plant, and equipment		1,729
Depreciation and amortization		10,433
Changes in operating assets and liabilities		
Receivable from clearing broker		(1,062)
Other operating assets		3,050
Accounts payable		(3,219)
Net cash provided by operating activities		365,485

Cash flows from investing activities

Purchase of property, plant and equipment	(20,217)
Investment securities distributed as compensation	46,942
Sale of property, plant and equipment	760
Investments in securities	(1,000,100)
Net cash (used) by investing activities	(972,615)

Cash flows from financing activities

Distributions to stockholders	(78,300)
Net cash (used) by financing activities	(78,300)

Net decrease in cash and cash equivalents		(685,430)
Cash and cash equivalents at beginning of year		707,063
Cash and cash equivalents at end of year	$	21,633

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Accounting Policies

Municipal Capital Market Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a securities broker-dealer and operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. A summary of the Company's significant account policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Receivable from Broker

Receivable from broker represents cash with the broker. The Company conducts business with one broker for its underwriting activities. The Company is subject to credit risk to the extent any broker with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated services lives. The straight-line method is used over three to seven years.

Goodwill

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Company has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with the indefinite lives are not amortized, but are tested for impairment annually and also in the event of an impairment indicator.

Revenue Recognition

Revenues from underwriting services are recognized upon successful placement. Revenues from advisory fees are recognized as the services are performed.

Note 1 -   Summary of Accounting Policies (continued)

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and Minnesota state income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $643,484 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -   Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at December 31, 2004, or at any time during the year then ended.

Note 5 -   Operating Lease

The Company conducts its operations in lease premises under noncancelable
operating leases expiring through June 2008. At December 31, 2004 minimum
future rental payments under leases with initial lease terms greater than on year
are as follows:

2005	$ 44,670
2006	46,655
2007	47,648
2008	49,633
2009	50,627
	$ 239,233

Rent expense under all operating leases was approximately $69,000 for the year
ended December 31, 2004.

Note 6 -   Subsequent Events

On February 10, 2005 the Company purchased 30,000 shares of its capital stock at
$9.5254 per share for a total of $285,763.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2004

Schedule I

MUNICIPAL CAPITAL MARKETING GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,505,130
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,505,130
Deductions and/or charges		
Prepaid expenses	$ 9,395	
Securities owned, not readily available	407,230	
Office equipment	32,579	
Goodwill and other assets	391,419	(840,623)
Net capital before haircuts on securities positions		664,507
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(21,023)
Net capital		$ 643,484

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 60,829
Total aggregate indebtedness	$ 60,829

Schedule I (continued)

MUNICIPAL CAPITAL MARKETING GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,055
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 543,484
Excess net capital at 1000%	$ 637,401
Ratio: Aggregate indebtedness to net capital	.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>MUNICIPAL CAPITAL MARKETING GROUP, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2004



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Municipal Capital Marketing Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Municipal Capital Market Group, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 13, 2005